Exhibit 20b


                                                                NEWS RELEASE
                                                                NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                                NEWS RELEASE

Contact:
Media Relations:  Investor Relations
Clarkson Hine     Anthony J. Diaz
(203) 698-5148    (203) 698-5553

                          FORTUNE BRANDS ELECTS WESLEY
                     PRESIDENT AND CHIEF OPERATING OFFICER,
                              LUDES VICE CHAIRMAN
                              EFFECTIVE JANUARY 1;
                      WESLEY AND KLEMANN ELECTED TO BOARD

Old Greenwich, CT, September 29, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced that Norman H. Wesley, 48, has been elected President and Chief Operating Officer and a member of the Board of Directors and Executive Committee effective January 1, 1999. Earlier today, the Company also announced a 5% increase in the dividend. Wesley has led Fortune Brands' home and office businesses since April 1997 and will continue to do so in addition to his responsibility as President and Chief Operating Officer. Wesley will succeed John T. Ludes, 62, who will become Vice Chairman, a new position.

         Fortune Brands Chairman and Chief Executive Officer Thomas C. Hays noted that "these moves set the stage for an orderly management transition at Fortune Brands. John Ludes and I both plan to retire at the close of 1999 when I will be a few months from my 65th birthday, and today's announcement demonstrates the Board's confidence in Norm Wesley as it looks to the future leadership of the Company.

         "I have enjoyed working as a team with John Ludes in developing Fortune Brands as a strong consumer products company with leading positions in growing categories. We are having an excellent year in 1998, and as we look forward to 1999 and beyond, John and I have great confidence in the future of Fortune Brands due to its strong management throughout the organization.

         "Over the 11 years that he's been associated with our Company, Norm has performed superbly well in a series of key assignments, including nine years as Chief Executive Officer of our office products business. Most recently, he has led our home and office businesses to strong growth, capitalizing on overall opportunities while also successfully integrating high return add-on acquisitions. Under Norm's leadership, the home and office brands, which generated 55% of our 1997 sales, have flourished." The Company also announced that Gilbert L. Klemann, II, 48, has been elected Executive Vice President Corporate and a member of the Board of Directors, effective January 1, 1999. He has been Executive Vice President - Strategic and Legal Affairs since January 1, 1998. With the election of Wesley and Klemann, the Board will expand to 15 members.

         "Gil Klemann continues to substantially enhance our corporate operations and strategy," Hays noted. "Gil has brought strong executive skills, initially to our legal affairs and more recently to corporate development and strategic planning as well. Moving forward, the chief administrative officer will also report to Gil."

         Wesley was elected Chairman and Chief Executive Officer of Fortune Brands Home and Office in 1997. He joined ACCO in 1984 as Vice President - Corporate Development, was elected President and Chief Operating Officer in January 1987, and President and Chief Executive Officer effective January 1990. Prior to joining ACCO, he was Vice President and General Manager for the Crown Zellerbach Office Products Group. He earned a B.S. in finance from the University of Utah, and an M.B.A., magna cum laude, from the same institution. He lives in Lake Forest, Illinois with his wife, Kim, and three daughters, and plans to relocate to the Fairfield County, Connecticut area.

         Prior to his election, effective January 1, 1998, as Executive Vice President - Strategic & Legal Affairs, Gil Klemann had served since 1991 as Senior Vice President and General Counsel and had been involved extensively in handling the Company's legal affairs since 1976. Prior to joining the Company in 1991, he was a partner in the law firm of Chadbourne & Parke. He joined Chadbourne in 1975, became a partner in 1983 and served as a member of Chadbourne's management committee from 1987. He holds an A.B. from the College of the Holy Cross and a J.D. from Fordham University. He and his wife, Patricia, reside in Greenwich, Connecticut, and have two children.

                                     * * * *

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirit and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

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